May 20, 2009
VIA EDGAR AS CORRESP
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Preliminary Proxy Statement of
Tollgrade Communications, Inc.
File No. 000-27312
Ladies and Gentlemen:
     On behalf of Tollgrade Communications, Inc., a Pennsylvania corporation (“Tollgrade” or the “Company”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is hereby filing with the Securities and Exchange Commission (the “SEC” or the “Commission”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “Company Proxy Materials”). The Company Proxy Materials have been filed with the SEC via EDGAR using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Company Proxy Materials.
     The Company Proxy Materials will be furnished to the Company’s shareholders in connection with the solicitation by the Company of proxies therefrom to be used at the 2009 Annual Meeting of Shareholders of the Company and at any and all adjournments, postponements, continuations or re-schedulings thereof (the “2009 Annual Meeting”). At the 2009 Annual Meeting, five incumbent directors will be up for re-election for one-year terms. The Company intends to solicit proxies in support of, among other things, the election of its five nominees recommended by the Company’s Board of Directors (the “Company Nominees”). Each of the Company Nominees has consented to serve as such, to being named in the Company Proxy Materials and to serve as a director of the Company if re-elected. In addition to the election of directors at the 2009 Annual Meeting, the Company’s shareholders are being asked to consider and vote upon the ratification of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009, and approval of an amendment to the Company’s long-term incentive compensation plan to increased the authorized number of shares thereunder.

United States Securities and Exchange Commission
May 20, 2009

     The Company is filing the Company Proxy Materials on a preliminary basis because therein it will be commenting upon or referring to a solicitation in opposition in connection with the 2009 Annual Meeting. On February 11, 2009, the Company received a written notice (the “Nomination Notice”) from affiliates of Ramius LLC (collectively, the “Ramius Group”), that it intended to nominate four nominees (the “Ramius Nominees”) for election as directors of the Company at the 2009 Annual Meeting. The Ramius Group also advised the Company in the Nomination Notice that it intended to solicit proxies for the election of the Ramius Nominees.
* * * * * *
     If the Staff of the Commission has any questions or comments regarding the accompanying Preliminary Proxy Statement or any aspects of the Company’s solicitation of proxies referred to therein, please telephone the undersigned or Keith E. Gottfried, at (412) 820-1495 and (202) 772-5887, respectively. Facsimile transmissions may be sent to either of us at (412) 820-1539 and (202) 572-1434, respectively.

Very truly yours,
/s/ Sara M. Antol

Sara M. Antol
General Counsel

Enclosures

cc:	Paul J. DeRosa, Esq. (Cohen & Grisby LLP)
Keith E. Gottfried, Esq. (Blank Rome LLP)